SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) April 3, 2006

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada   0-7246   95-2636730
(State or Other Jurisdiction   (Commission   (IRS Employer
of Incorporation)   File Number)   Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On April 3, 2006, the Registrant received a Nasdaq Staff Determination indicating that Registrant has failed to comply with the filing requirement for continued listing set forth in Nasdaq Marketplace Rule 4310(c)(14), and that its common stock is therefore subject to delisting from The Nasdaq National Market. The Registrant has failed to satisfy the Nasdaq Rule as a result of Registrant's failure to file its annual report on Form 10-K for the year ended December 31, 2005. Registrant will request a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination and to request that the Company's listing be continued while the Company is completing the work necessary to comply with the listing requirement. There can be no assurance that the Panel will grant Registrant's request for continued listing. By Form 8-K that Registrant filed on April 3, 2006, Registrant stated that the filing of its Form 10-K report for the year ended December 31, 2005 would be delayed to allow Registrant and its independent registered public accounting firm to complete a restatement of its financial statements to correct accounting errors as reported in Registrant's press release dated April 4, 2006, which Registrant incorporates herein by reference.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The news release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____

Petroleum Development Corporation

Date April 4, 2006

By /s/ Darwin L. Stump
     Darwin L. Stump
     Chief Financial Officer